MySkin, Inc.

January 15, 2013

VIA EDGAR AND FACSIMILE

Ms. Pamela Howell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: MySkin, Inc. (the “Company”)

Amendment No. 4 to Form 10

Filed December 12, 2012

File No. 000-54582

Dear Ms. Howell:

This letter is in response to the Securities and Exchange Commission’s comment letter dated January 14, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's January 14, 2013 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

1. We note your response to comments six, seven and eight of our letter dated November 15, 2012, and we continue to evaluate your response and may have further comment.

Noted. We hope the answers provided below will address outstanding comments.

2. We note the disclosures in your filing that MySkin currently offers management services to one medspa, that 100% of your revenues are currently derived from a management services agreement with MTA and that under the terms of the management services agreement, your management services fee is equal to 40% of MTA’s gross collected revenues (as defined in the Management Services Agreement). Please supplementally quantify for us MTA’s total gross collected revenues for each period presented that serves as the basis for MySkin’s management services fee revenue under the Management Services Agreement.

Below represents the gross revenue collected for each period that services as the basis for MySkin’s 40% management services fee.

	Year Ended December 31,
	2011	2010

Service Revenue collected for MTA	$61,776	$44,638
Product Revenue collected for MTA	14,080	17,699
Cost of Goods Sold related to product sales and materials used in services	(40,176)	(10,950)
Gross Profit	35,680	51,387
Management fee 40%	$14,272	$20,555

	Three Months Ended September 30,		Nine months Ended September 30,
	2012	2011	2012	2011
Service Revenue collected for MTA	$38,395	$13,292	$83,089	$36,331
Product Revenue collected for MTA	10,208	1,656	17,860	10,797
Cost of Goods Sold related to product sales and materials used in services	(20,896)	(4,021)	(39,499)	(13,740)
Gross Profit	27,707	10,927	61,450	33,388
Management fee 40%	11,083	4,371	24,580	13,355

3. Please explain to us the differences between and the business purposes for the “Management Account” and the “Practice Account” as specified in Sections 3.14 and 3.11 of the Facilities and Management Services agreement between MTA and the Company.

Under Section 3.11 of the Facilities and Management Services agreement the Practice Account shall be opened by the Company in the name of MTA. The business purpose of this account is receiving funds generated from the services and for paying MTA Expenses which includes disbursing funds to the management account.

Under Section 3.13 of the Facilities and Management Services agreement the Management Account is for receiving funds and for paying for Company Expenses.

4. We note the revised disclosure on page 4 and response to comment 3 of our letter dated November 15, 2012. We understand, however, that Eric Stoppenhagen has provided accounting and finance services to you. Please advise us of the relationship, if any, Eric Stoppenhagen has to MySkin, its named executive officers and directors, and any affiliate of the foregoing. If Mr. Stoppenhagen has provided services to MySkin, please revise the disclosure and response to comment 3 to reconcile the apparent inconsistency. In addition, to the extent that Mr. Stoppenhagen played a role in your formation, or continues to provide services to you, please advise how you analyzed relevant disclosure requirements, including the disclosure requirements applicable to promoters under Item 404 of Regulation S-K.

We note your comment Mr. Stoppenhagen is not affiliated and has no relationship to the named executive officers and directors. Mr. Stoppenhagen was married to the sole officer and director Marichelle Stoppenhagen until 2010. In 2010, Mr. Stoppenhagen and Ms. Stoppenhagen divorced. Mr. Stoppenhagen provides accounting services and is assisting with this filing. Mr. Stoppenhagen is not receiving any cash compensation. Mr. Stoppenhagen owns 70,000 shares of the Company.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of January 14, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

MySkin, Inc.

By: /s/ MARICHELLE STOPPENHAGEN

Marichelle Stoppenhagen

President

ACKNOWLEDGEMENT

My Skin, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  January 15, 2013                                                             My Skin, Inc.

By: /s/ MARICHELLESTOPPENHAGEN

Marichelle Stoppenhagen, President